Exhibit 99.1

Scorpio Bulkers Inc. Announces Underwriters Exercise Option  to Purchase Additional Senior Notes Due 2019

MONACO -- (Marketwire) – October 16, 2014 -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that the underwriters in the Company’s previously announced offering of senior unsecured notes due 2019 (the “Notes”), which closed on September 22, 2014, have exercised their option to purchase an additional $8,625,000 aggregate principal amount of the Notes (the “Additional Notes”) at $25.00 per note.  The Company plans to use all or substantially all of the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital.  Following the closing of the Additional Notes the Company will have $73,625,000 aggregate principal amount of the Notes outstanding.

Stifel, Deutsche Bank Securities Inc. and Jefferies LLC are acting as joint book-running managers for the offering.  BB&T Capital Markets, a division of BB&T Securities, LLC, Janney Montgomery Scott LLC, Wunderlich Securities and MLV & Co. are acting as co-managers for the offering.

Copies of the final prospectus may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com; Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com; or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (“SEC”). The registration statement is available on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A registration statement relating to the Notes has been filed with the Securities and Exchange Commission and is effective.  The offering may be made only by means of a prospectus.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com